FILED BY INTELLON CORPORATION

Pursuant to Rule 425 under the Securities Act

of 1933 and Deemed Filed under Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Intellon Corporation

Commission File Number 001-33879

Email message from Denise Melone, Payroll/Stock Administrator of Intellon Corporation, to all holders of Intellon restricted stock units on November 20, 2009

From: Denise Melone

Sent: Friday, November 20, 2009

Subject: Notice to RSU Holders

All,

Attached is a memo which describes the treatment of outstanding restricted stock units in connection with the planned merger with Atheros.

Please review the memo carefully, and, if you have any questions, please call me at (352) 237-7416 ext. 1186.

Thank you.

Intellon Corporation
5955 T.G. Lee Boulevard
Suite 600
Orlando, Florida 32822
Tel: (407) 428-2800
Fax: (407) 428-2850
Internet: www.intellon.com

November 20, 2009

Dear Intellon Restricted Stock Unit Holder:

As you may be aware, on September 8, 2009, Intellon Corporation (“Intellon”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Atheros Communications, Inc. (“Atheros”), Iceman Acquisition One Corporation, a Delaware corporation and a wholly-owned subsidiary of Atheros, and Iceman Acquisition Two L.L.C., a Delaware limited liability company and a wholly-owned subsidiary of Atheros, pursuant to which Atheros will acquire Intellon in a stock and cash transaction (the “Merger”). Intellon will be holding a special meeting of its stockholders on December 11, 2009 (the “Intellon Stockholder Meeting”) to approve and adopt the Merger Agreement and to approve the Merger. It is currently anticipated that the Merger will be completed in December 2009, or as soon as practicable following the Intellon Stockholder Meeting (the “Effective Time”), assuming Intellon obtains a sufficient number of votes to approve and adopt the Merger Agreement and to approve the Merger. You should note, however, that there can be no assurance that the Merger will be consummated. In connection with the proposed transaction, Atheros filed a registration statement on Form S-4 (the “Atheros Registration Statement”) containing a proxy statement/prospectus and other documents concerning the proposed transaction with the Securities and Exchange Commission (the “SEC”). Intellon has filed a definitive proxy statement with the SEC (the “Intellon Proxy Statement”) in connection with the Intellon Stockholder Meeting. You may obtain a free copy of the Merger Agreement, the Intellon Proxy Statement, the Atheros Registration Statement, and other documents filed by Atheros and Intellon with the SEC at the SEC’s web site at http://www.sec.gov. The Merger Agreement, the Intellon Proxy Statement, the Atheros Registration Statement and other documents filed with the SEC may also be obtained for free by contacting Intellon Investor Relations by e-mail at suzanne@blueshirtgroup.com or by telephone at (415) 217-7722. You are encouraged to read the Merger Agreement, the Intellon Proxy Statement and the Atheros Registration Statement in their entirety.

As you currently have restricted stock units that were granted to you under Intellon’s equity incentive plans and agreements (the “Company RSUs”), we are providing this notice to you of the effect on your Company RSUs under the Merger and the transactions contemplated under the Merger Agreement. At the Effective Time of the Merger, each outstanding Company RSU will be converted into the right to receive, upon vesting, 0.267 shares of Atheros common stock. Atheros will provide you with information regarding a new restricted stock unit agreement(s) as soon as practicable following the Effective Time. Other than the number of shares issuable upon the vesting of the Company RSU, all other terms of your Company RSU will continue to apply after conversion, including any provision for the acceleration of vesting.

If the Merger is not consummated for any reason, your Company RSUs will remain in effect pursuant to their terms and no action will be taken by Intellon.

If you have any questions, please call Denise Melone at (352) 237-7416 ext. 1186. Thank you for your efforts in helping build a successful company.

Very truly yours,

INTELLON CORPORATION

By:	/S/ LARISSA COCHRON
Larissa Cochron,
Vice President and General Counsel

Important Additional Information and Where You Can Find It.

In connection with the proposed transaction, Atheros filed a registration statement on Form S-4 (the “Atheros Registration Statement”) containing a proxy statement/prospectus and other documents concerning the proposed acquisition with the Securities and Exchange Commission (the “SEC”) and Intellon filed a definitive proxy statement with the SEC (the “Intellon Proxy Statement”). Investors and security holders are urged to read the Atheros Registration Statement and Intellon Proxy Statement and other relevant documents filed with the SEC regarding the proposed transaction because they contain important information. Investors and security holders may obtain a free copy of the Atheros Registration Statement, Intellon Proxy Statement and other documents filed by Atheros and Intellon with the SEC at the SEC’s web site at www.sec.gov. The Atheros Registration Statement, Intellon Proxy Statement and other documents filed with the SEC may also be obtained for free by contacting Atheros Investor Relations by e-mail at ir@atheros.com or by telephone at (408) 830-5672 or by contacting Intellon Investor Relations by e-mail at suzanne@blueshirtgroup.com or by telephone at (415) 217-7722.

Atheros, Intellon, and their respective directors, executive officers, certain members of management and certain employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Additional information concerning Atheros’ directors and executive officers is set forth in Atheros’ Proxy Statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 6, 2009. Additional information concerning Intellon’s directors and executive officers is set forth in Intellon’s Proxy Statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2009. These documents are available free of charge at the SEC’s web site at www.sec.gov or by going to, respectively, Atheros’ Investors page on its corporate website at www.atheros.com and Intellon’s Investor Relations page on its corporate website at www.intellon.com. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, and a description of their direct and indirect interests in the proposed transaction, which may differ from the interests of Atheros or Intellon stockholders generally will be set forth in the proxy statement/prospectus when it is filed with the SEC.